SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 1)



                             ROTECH HEALTHCARE INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, Par Value $0.0001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    778669101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               September 15, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]        Rule 13d-1(b)
      [ ]        Rule 13d-1(c)
      [X]        Rule 13d-1(d)

CUSIP No. 778669101                    13G/A



      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               GE Capital CFE, Inc. 06-1471032

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                    (b)  [ ]

      3        SEC USE ONLY

      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

       NUMBER OF       5        SOLE VOTING POWER
         SHARES
      BENEFICIALLY              2,141,156
        OWNED BY
          EACH
       REPORTING       6        SHARED VOTING POWER
      PERSON WITH
                                0

                       7        SOLE DISPOSITIVE POWER

                                2,141,156

                       8        SHARED DISPOSITIVE POWER

                                0

      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,141,156

     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*          [ ]

     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               8.55%**

     12        TYPE OF REPORTING PERSON*

               CO

         *SEE INSTRUCTIONS BEFORE FILLING OUT
         **SEE ITEM 4(b).

CUSIP No. 778669101                    13G/A



      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               General Electric Capital Corporation 13-1500700

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                    (b)  [ ]

      3        SEC USE ONLY

      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

       NUMBER OF       5        SOLE VOTING POWER
         SHARES
      BENEFICIALLY              Disclaimed (See 9 below)
        OWNED BY
          EACH
       REPORTING       6        SHARED VOTING POWER
      PERSON WITH
                                Disclaimed (See 9 below)

                       7        SOLE DISPOSITIVE POWER

                                Disclaimed (See 9 below)

                       8        SHARED DISPOSITIVE POWER

                                Disclaimed (See 9 below)

      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               Beneficial ownership of all shares is disclaimed by General Electric Capital Corporation.

     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*          [ ]

     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               Not applicable (See 9 above)

     12        TYPE OF REPORTING PERSON*

               CO

         *SEE INSTRUCTIONS BEFORE FILLING OUT
         **SEE ITEM 4(b).

CUSIP No. 778669101                    13G/A



      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               General Electric Capital Services, Inc. 06-1109503

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                    (b)  [ ]

      3        SEC USE ONLY

      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

       NUMBER OF       5        SOLE VOTING POWER
         SHARES
      BENEFICIALLY              Disclaimed (See 9 below)
        OWNED BY
          EACH
       REPORTING       6        SHARED VOTING POWER
      PERSON WITH
                                Disclaimed (See 9 below)

                       7        SOLE DISPOSITIVE POWER

                                Disclaimed (See 9 below)

                       8        SHARED DISPOSITIVE POWER

                                Disclaimed (See 9 below)

      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               Beneficial ownership of all shares is disclaimed by General Electric Capital Services, Inc.

     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*          [ ]

     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               Not applicable (See 9 above)

     12        TYPE OF REPORTING PERSON*

               CO

         *SEE INSTRUCTIONS BEFORE FILLING OUT
         **SEE ITEM 4(b).

CUSIP No. 778669101                    13G/A


      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               General Electric Company 14-0689340

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                    (b)  [ ]

      3        SEC USE ONLY

      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

       NUMBER OF       5        SOLE VOTING POWER
         SHARES
      BENEFICIALLY              Disclaimed (See 9 below)
        OWNED BY
          EACH
       REPORTING       6        SHARED VOTING POWER
      PERSON WITH
                                Disclaimed (See 9 below)

                       7        SOLE DISPOSITIVE POWER

                                Disclaimed (See 9 below)

                       8        SHARED DISPOSITIVE POWER

                                Disclaimed (See 9 below)

      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               Beneficial ownership of all shares is disclaimed by General Electric Company.

     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*          [ ]

     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               Not applicable (See 9 above)

     12        TYPE OF REPORTING PERSON*

               CO

         *SEE INSTRUCTIONS BEFORE FILLING OUT
         **SEE ITEM 4(b).

                         AMENDMENT NO. 1 TO SCHEDULE 13G
                         -------------------------------

     This Amendment (the "Amendment") to Schedule 13G, originally filed on September 15, 2004 (the "Schedule 13G"), is being filed on behalf of GE Capital CFE, Inc., a Delaware corporation ("GECFE"), General Electric Capital Corporation, a Delaware corporation ("GE Capital"), General Electric Capital Services, Inc., a Delaware corporation ("GECS"), and General Electric Company, a New York Corporation ("GE"). This Amendment is filed to reflect GECFE as the beneficial owner of the Common Shares (as defined below).

     This Amendment relates to the Common Stock, par value $0.0001, of Rotech Healthcare Inc., a Delaware corporation (the "Common Shares"), purchased by GECFE.

     The Schedule 13G is hereby amended and restated in its entirety as follows:

Item 1(a)         Name of Issuer.

                  Rotech Healthcare Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices.

                  2600 Technology Drive, Suite 300, Orlando, Florida 32804.

Item 2(a)         Name of Person Filing.

                  This Schedule 13G (the "Schedule 13G") is being filed on behalf of each of the following persons (each, a "Reporting Person"):

                      (i)  General Electric CFE, Inc. ("GECFE")

                     (ii)  General Electric Capital Corporation ("GE Capital");

                    (iii)  General Electric Capital Services, Inc. ("GECS");
and

                     (iv)  General Electric Company ("GE")

                           This statement relates to shares held directly by GECFE.

                           GE Capital is the parent company of GECFE.

                           GECS is the parent company of GE Capital.

                           GE is the parent company of GECS.

                           An agreement among the Reporting Persons that this statement be filed on behalf of each of them is attached hereto as Exhibit A.

Item 2(b)         Address of Principal Business Office, or, if none, Residence.

                  The address of the principal business office of GE Capital, GECFE and GECS is:

                  c/o General Electric Capital Corporation
                  201 Merritt 7
                  Norwalk, CT 06851

                  GE's Principal business office is located at:
                  3135 Easton Turnpike
                  Fairfield, CT 06431

Item 2(c)         Citizenship or Place of Organization.

                      (i)  GECFE is a Delaware corporation;

                     (ii)  GE Capital is a Delaware corporation;

                    (iii)  GECS is a Delaware corporation; and

                     (iv)  GE is a New York corporation

Item 2(d)         Title of Class of Securities.

                  Common Stock, $0.0001 par value

Item 2(e)         CUSIP Number.

                  778669101

Item 3            Reporting Person.

                  Inapplicable.

Item 4            Ownership.

                  Ownership as of May 31, 2005 is incorporated by reference to items (5) - (9) and (11) of the cover page of the Reporting Person.

                  Each of GE Capital, GECS and GE hereby disclaims beneficial ownership of the Common Shares.

Item 5            Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6            Ownership of More Than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

                  Not applicable.

Item 8            Identification and Classification of Members of the Group.

                  Not applicable.

Item 9            Notice of Dissolution of Group.

                  Not applicable.

Item 10           Certification.

                  Not applicable.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, certify that the information set forth in this statement is true, complete and correct.


         Date:  June 21, 2005


                                   GE Capital CFE, Inc.


                                   By:      /s/ Scott T. Parker
                                            -----------------------------------
                                            Scott T. Parker, Vice President


                                   General Electric Capital Corporation


                                   By:      /s/ Scott T. Parker
                                            -----------------------------------
                                            Scott T. Parker, Vice President


                                   General Electric Capital Services, Inc.


                                   By:      /s/ Barbara A. Lane
                                            -----------------------------------
                                            Barbara A. Lane, Attorney-in-fact



                                   General Electric Company


                                   By:      /s/ Barbara A. Lane
                                            -----------------------------------
                                            Barbara A. Lane, Attorney-in-fact

                                    EXHIBIT A
                                    ---------

                             JOINT FILING AGREEMENT

This will  confirm  the  agreement  by and among  all the  undersigned  that the
Schedule 13G/A filed on or about this date with respect to the beneficial ownership of the undersigned of shares of the Common Stock, $.0001 par value per share, Rotech Healthcare, Inc. is being filed on behalf of each of the undersigned. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of June 21, 2005.


                                   GE Capital CFE, Inc.


                                   By:      /s/ Scott T. Parker
                                            -----------------------------------
                                            Scott T. Parker, Vice President


                                   General Electric Capital Corporation


                                   By:      /s/ Scott T. Parker
                                            -----------------------------------
                                            Scott T. Parker, Vice President


                                   General Electric Capital Services, Inc.


                                   By:      /s/ Barbara A. Lane
                                            -----------------------------------
                                            Barbara A. Lane, Attorney-in-fact



                                   General Electric Company


                                   By:      /s/ Barbara A. Lane
                                            -----------------------------------
                                            Barbara A. Lane, Attorney-in-fact